Mail Stop 6010

October 30, 2007

Kevin P. March
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

      Re: Texas Instruments Incorporated
              Annual Report for the Fiscal Year Ended December 31, 2006 on Form 10-K
              File No. 001-3761

Dear Mr. March:

      We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Financial Condition; and Liquidity and Capital Resources

1.   It appears from footnote 3 to your financial statements for the fiscal year ended December 31, 2006 that a significant portion of your cash equivalents and short-term investments were held in "asset-backed fixed income securities." In future filings, please clearly discuss the nature of the material components of those assets as necessary to provide your investors with information necessary for a clear understanding of your financial condition. Also, if these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the percentage and nature of any mortgage-backed securities you hold, indicate what factors may affect the value of those securities, and

disclose any material risks. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

* * * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Cindy Haynes, Esq.